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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Somaxon Pharamceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
834453102
(CUSIP Number)
12/31/07
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 11 pages

CUSIP No.	834453102

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) BAVP, LP 94-3359700

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,748*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,000,748*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,748*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Includes 19,166 shares one of the managing members of the general partner of BAVP, LP has the right to acquire within 60 days of 12/31/07 pursuant to options outstanding to purchase shares of the Issuer's common stock. Such managing member is deemed to hold the reported options for the benefit of BAVP, LP. BAVP, LP is deemed the indirect beneficial owner of the options.

Page 2 of 11 pages

CUSIP No.	834453102

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management I, LLC 94-3358904

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,748*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,000,748*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,748*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Shares are held by BAVP, LP. Scale Venture Management I, LLC is the general partner of BAVP, LP. Includes 19,166 shares one of the managing members of Scale Venture Management I, LLC has the right to acquire within 60 days of 12/31/07 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAVP, LP. BAVP, LP is deemed the indirect beneficial owner of the options.

Page 3 of 11 pages

CUSIP No.	834453102

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Louis C. Bock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,748*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,000,748*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,748*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Shares are held by BAVP, LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the general partner of BAVP, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interests therein. Includes 19,166 shares the reporting person has the right to acquire within 60 days of 12/31/07 pursuant to options outstanding to purchase shares of the Issuer’s common stock. The reporting person is deemed to hold the reported options for the benefit of BAVP, LP. BAVP, LP is deemed the indirect beneficial owner of the options.

Page 4 of 11 pages

CUSIP No.	834453102

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Kate Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,748*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,000,748*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,748*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Shares are held by BAVP, LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the general partner of BAVP, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein. Includes 19,166 shares one of the managing members of Scale Venture Management I, LLC has the right to acquire within 60 day s of 12/31/07 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAVP, LP. BAVP, LP is deemed the indirect beneficial owner of the options.

Page 5 of 11 pages

CUSIP No.	834453102

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Rory O’Driscoll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,748*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,000,748*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,748*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Shares are held by BAVP, LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the general partner of BAVP, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interests therein. Includes 19,166 shares one of the managing members of Scale Venture Management I, LLC has the right to acquire within 60 days of 12/31/07 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAVP, LP. BAVP, LP is deemed the indirect beneficial owner of the options.

Page 6 of 11 pages

CUSIP No.	834453102

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Mark Brooks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,748*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,000,748*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,748*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Shares are held by BAVP, LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the general partner of BAVP, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interests therein. Includes 19,166 shares one of the managing members of Scale Venture Management I, LLC has the right to acquire within 60 days of 12/31/07 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAVP, LP. BAVP, LP is deemed the indirect beneficial owner of the options.

Page 7 of 11 pages

Item 1.
          (a) Name of Issuer
                Somaxon Pharmaceuticals, Inc.
          (b) Address of Issuer’s Principal Executive Offices
     1270 High Bluff Drive, Suite 310
               San Diego, CA 92103
Item 2.
          (a) Name of Person Filing
          BAVP, LP; Scale Venture Management I, LLC; Louis C. Bock; Kate Mitchell; Rory O’ Driscoll and Mark Brooks
          (b) Address of Principal Business Office or, if none, Residence
          BAVP, LP:    100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255
          Scale Venture Management I, LLC:950 Tower Lane, Suite 700, Foster City, CA 94404

Louis C. Bock:	950 Tower Lane, Suite 700, Foster City, CA 94404
Kate Mitchell:	950 Tower Lane, Suite 700, Foster City, CA 94404
Rory O’Driscoll:	950 Tower Lane, Suite 700, Foster City, CA 94404
Mark Brooks:	950 Tower Lane, Suite 700, Foster City, CA 94404
          (c) Citizenship
               BAVP, LP is organized in Delaware and Scale Venture Management I, LLC is organized in California. Each of Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are US citizens.
          (d) Title of Class of Securities
               Common Stock
          (e) CUSIP Number
               834453102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
          Not applicable
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a	)	Amount Beneficially Owned:
		BAVP, LP	2,000,748	(1)
		Scale Venture Management I, LLC	2,000,748	(1)
		Louis C. Bock	2,000,748	(1)
		Kate Mitchell	2,000,748	(1)
		Rory O’Driscoll	2,000,748	(1)
		Mark Brooks	2,000,748	(1)

Page 8 of 11 pages

(b	)	Percent of Class:
		BAVP, LP	10.7%
		Scale Venture Management I, LLC	10.7%
		Louis C. Bock	10.7%
		Kate Mitchell	10.7%
		Rory O’Driscoll	10.7%
		Mark Brooks	10.7%

(c	)	Number of shares as to which the person has:
		(i) Sole power to vote or to direct the vote:
		Not Applicable
		(ii) Shared power to vote or to direct the vote:

		BAVP, LP	2,000,748	(1)
		Scale Venture Management I, LLC	2,000,748	(1)
		Louis C. Bock	2,000,748	(1)
		Kate Mitchell	2,000,748	(1)
		Rory O’Driscoll	2,000,748	(1)
		Mark Brooks	2,000,748	(1)

		(iii) Sole power to dispose or to direct the disposition of:
		Not Applicable

		(iv) Shared power to dispose or to direct the disposition of:

		BAVP, LP	2,000,748	(1)
		Scale Venture Management I, LLC	2,000,748	(1)
		Louis C. Bock	2,000,748	(1)
		Kate Mitchell	2,000,748	(1)
		Rory O’Driscoll	2,000,748	(1)
		Mark Brooks	2,000,748	(1)

(1)	Shares are held by BAVP, LP. Scale Venture Management I, LLC is the General Partner of BAVP, LP. Louis Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the general partner of BAVP, LP. Includes 19,166 shares of the Issuer’s Common Stock a managing member of Scale Venture Management I, LLC has the right to acquire within 60 days of 12/31/07. Such managing member is deemed to hold the reported options for the benefit of BAVP, LP. BAVP, LP is deemed the indirect beneficial owner of the options.
Item 5. Ownership of Five Percent or Less of a Class
          Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Page 9 of 11 pages

          Not Applicable
Item 8. Identification and Classification of Members of the Group
          Not Applicable
Item 9. Notice of Dissolution of a Group
          Not Applicable
Item 10. Certification
          Not applicable
[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

BAVP, LP		SCALE VENTURE MANAGEMENT I, LLC

By:	Scale Venture Management I, LLC, its General Partner

By:	/s/ Louis C. Bock	By:	/s/ Louis C. Bock

	Name: Louis C. Bock		Name: Louis C. Bock
	Title: Managing Member		Title: Managing Member

By:	/s/ Louis C. Bock	By:	/s/ Kate Mitchell

	Name: Louis C. Bock		Name: Kate Mitchell

By:	/s/ Rory O’Driscoll	By:	/s/ Mark Brooks

	Name: Rory O’Driscoll		Name: Mark Brooks
EXHIBITS
A:  Joint Filing Agreement

Page 10 of 11 pages

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Somaxon Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February, 2008.

BAVP, LP		SCALE VENTURE MANAGEMENT I, LLC

By:	Scale Venture Management I,LLC, its General Partner

By:	/s/ Louis C. Bock	By:	/s/ Louis C. Bock

	Name: Louis C. Bock		Name: Louis C. Bock
	Title: Managing Member		Title: Managing Member

By:	/s/ Louis C. Bock	By:	/s/ Kate Mitchell

	Name: Louis C. Bock		Name: Kate Mitchell

By:	/s/ Rory O’Driscoll	By:	/s/ Mark Brooks

	Name: Rory O’Driscoll		Name: Mark Brooks

Page 11 of 11 pages